VIA FACSIMILE (202-772-9203) AND EDGAR
September 2, 2009
Ibolya Ignat, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Spectrum Pharmaceuticals, Inc. Form 10-K for the Year Ended December 31, 2008, as filed on March 31, 2009 File No. 000-28782
Dear Ms. Ignat:
We wish to thank the Staff for providing us your guidance and comments, and also for communicating your expectations to us on the conference call we had with you on Thursday, August 27, 2009, so that we may improve our financial statement and management discussion and analysis disclosures. We understand that these comments have also been sent to various life science companies, including us, to help improve the disclosures prospectively. We view such flow of comments as an important part in assisting small companies like ours to strengthen our disclosures. The changes requested by the Staff will be made in our future filings on Form 10-Q and Form 10-K commencing with the Form 10-Q for the period ending September 30, 2009.
We request the Staff to consider an expedited review of our response with a view to reaching agreement with us on our proposed disclosure enhancements in forthcoming filings, as soon as possible.
Set forth below are our responses to the Staff’s comments made by letter dated August 24, 2009, in connection with our Annual Report on Form 10-K as first referenced above. Our responses are preceded by a reproduction of the corresponding Staff comments, as set forth in the Comment Letter.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies and Estimates
Revenue recognition, page F-11
Comment 1: You disclose that you are obligated to accept from customers the return of products that have reached their expiration date up to 12 months after their expiration. Please revise your disclosure here to clarify:

•	whether you refund the sales price either in cash or credit, or whether you exchange the product from your inventory;

•	what happens to returned product;

•	whether or not the returned product is resalable;

•	how you account for your estimate of returns at the time of sale of the product and how you account for returns at the date they are actually returned to you. Please differentiate between product returned for credit and product returned in exchange for new product. Provide us an analysis supporting your accounting treatment with reference to authoritative literature. It may also be helpful to provide us an example showing the journal entries made.
Response 1: In consideration of the Staff’s comment, we will enhance the Revenue Recognition section of Significant Accounting Policies and Estimates in future quarterly and annual filings on Forms 10-Q and 10-K (beginning with the quarter ending September 30, 2009). We have underlined the enhanced disclosures (and have additionally bolded and italicized the returns policy disclosure within the enhanced disclosure), as suggested by the Staff. The requested additional disclosure will read as follows.
Revenue Recognition
We follow the provisions as set forth by current accounting rules, which primarily include Statement of Financial Accounting Standards 48 “Revenue Recognition when Right of Return Exists” (SFAS 48), Staff Accounting Bulletin (“SAB”) 104, Revenue Recognition, and Emerging Issues Task Force (“EITF”) No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. Generally, revenue is recognized when all four of the following criteria are met:
(i)	persuasive evidence that an arrangement exists;

(ii)	delivery of the products has occurred, or services have been rendered;

(iii)	the selling price is both fixed and determinable; and

(iv)	collectibility is reasonably assured.
We sell our products to distributors, group purchasing organizations (GPOs), and radio-pharmacies that distribute oncology based products. Our customers sell the products directly to the oncology based healthcare channel, including but not limited to hospitals, medical facilities, managed care facilities, private oncology based practices etc. Revenue from sales of product is recognized upon shipment of product when title and risk of loss have transferred to the customer, and the following additional criteria specified by SFAS 48 are met:
(i)	the price is substantially fixed and determinable;

(ii)	our customer has economic substance apart from that provided by us;

(iii)	our customer’s obligation to pay us is not contingent on resale of the product; and

(iv)	we do not have significant obligations for future performance to directly bring about the resale of our product; and

(v)	we have a reasonable basis to estimate future returns. Provisions for estimated product returns, sales discounts, rebates and charge backs are established as a reduction of gross product sales at the time such revenues are recognized. Thus, revenue is recorded, net of such estimated provisions.

Consistent with industry practice, our product return policy permits our customers to return products within 30 days after shipment, if incorrectly shipped or not ordered, and within a window of time 6 months before and 12 months after the expiration of product dating, subject to certain restocking fees and preauthorization requirements, as applicable. Currently, our returns policy does not allow for replacement of product and hence, the requirements of footnote 3 of SFAS 48 do not apply. The returned product is destroyed if it is damaged, quality is compromised or it is past its expiration date. Based on our returns policy, we refund the sales price to the customer as a credit and record the credit against receivables. In general returned product is not resold. We reserve the right to decline granting a return and to decide on product destruction. As of each balance sheet date, we estimate potential returns, based on several factors, including: inventory held by distributors, sell through data of distributor sales to end users, customer and end-user ordering and re-ordering patterns, aging of accounts receivables, rates of returns for directly substitutable products and pharmaceutical products for the treatment of therapeutic areas similar to indications served by our products, shelf life of our products and on the extensive experience of our management with selling the same and similar oncology products. We record an allowance for future returns by debiting Revenue, thereby reducing gross revenues and crediting a reserve for returns to reduce gross receivables.
We also state the related accounts receivable at net realizable value, with any allowance for doubtful accounts charged to general operating expenses. If revenue from sales is not reasonably determinable due to provisions for estimates, promotional adjustments, price adjustments, returns or any other potential adjustments, we defer the revenue and recognize revenue when the estimates are reasonably determinable, even if the monies for the gross sales have been received.
Up-front fees representing non-refundable payments received upon the execution of licensing or other agreements are recognized as revenue upon execution of the agreements where we have no significant future performance obligations and collectibility of the fees is reasonably assured. Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectibility is reasonably assured, and we have no significant future performance obligations in connection with the milestone. In those instances where we have collected fees or milestone payments but have significant future performance obligations related to the development of the drug product, we record deferred revenue and recognize it over the period of our future obligations.
Analysis of Accounting Treatment
The following narrative discussion is provided supplementally, in response to the Staff’s request for an analysis supporting our accounting treatment with reference to authoritative literature:
In accordance with our revenue recognition policy, we recognized revenues only when all four of the following SAB 104 criteria are met:
(i)	persuasive evidence that an arrangement exists;

(ii)	delivery of the products has occurred, or services have been rendered;

(iii)	the selling price is both fixed and determinable; and

(iv)	collectibility is reasonably assured.

Because the customer has the right to return product in certain circumstances, we also reviewed the recognition of revenue from product sales in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 48, Revenue Recognition When Right of Return Exists, which requires the amount of future returns to be reasonably estimated at the time of revenue recognition. Paragraph 6 of SFAS No. 48 states that revenue from sales transactions where the buyer has the right to return the product shall be recognized at the time of sale only if:
1.	the seller’s price to the buyer is substantially fixed or determinable at the date of sale;

2.	the buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product;

3.	the buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product;

4.	the buyer acquiring the product for resale has economic substance apart from that provided by the seller;

5.	the seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer; and

6.	the amount of future returns can be reasonably estimated.
We can recognize revenue because our product sales meet all the criteria above:
(1)	Since we only market anti-cancer drugs, we have a limited number of customers, who consist primarily of large pharmaceutical GPOs and distributors of oncology products for our product Fusilev and radio-pharmacies for our other marketed product Zevalin, who sell directly into the healthcare channel, including but not limited to, hospitals, medical facilities, managed care facilities, private oncology based practices etc. We have signed contracts with each of our major customers. These contracts identify the terms and conditions of sale, the price of the product purchased as well as any fees charged by the GPO, and any discounts offered to the members of the GPO.

(2)	our customers generally pay within 30 to 90 days, based on the terms of the contract, and the amounts owed are not contingent on resale of the product;

(3)	if the product was stolen or destroyed while with the customer, the customer would still remain liable for the product;

(4)	all of our customers are long established distributors and GPOs, and radio pharmacies, who have relationships with virtually all pharmaceutical manufacturers; and are not dependant on us for their economic substance;

(5)	we do not have significant obligations for future performance to directly bring about resale of the product by the buyer; and

(6)	as discussed below under the description of Zevalin and Fusilev, the amount of future returns can be reasonably estimated.
Our product revenue is derived from sales of two oncology products, Zevalin and Fusilev.
•	Zevalin is a product approved and marketed since approval by the FDA in 2002 and is used in a prescribed form of cancer therapy called radio immunotherapy. Radio immunotherapy combines a source of radiation, called a radioisotope, with an antibody. Due to the nature of Zevalin, as an expensive oncology product that is not widely used, it is sold to our customers, the radio pharmacies, almost contemporaneously with their onward sale to end users, and must be used within a few hours after it is compounded for a patient-ready dose; and hence if the product cannot be used, the product is returned almost immediately. However, actual returns have been negligible as the product is shipped on a “patient specific” basis and we have used the rate of return used by our predecessors to estimate returns. Accordingly, as of any balance sheet date there is negligible product in the distribution channel; and therefore the accrual for a sales return reserve is immaterial.

•	Fusilev is a folate analog formulation and the pharmacologically active isomer (the levo-isomer) of the racemic compound, calcium leucovorin, which is widely used as an adjunct with chemotherapy regimens. While Fusilev was approved for sale in the US in 2008, it has been sold internationally for over 15 years. Further, in the United States, its generic counterpart, leucovorin has been on the market for over 40 years and can be medically substituted by Fusilev. Based on the high volume of use of the generic product versus the volume we sell, we can reliably estimate that the rate of returns will be within pharmaceutical industry average. At the launch of Fusilev, we did not offer our customers any expanded return privileges, and offered relatively standard payment terms of 30 to 90 days. Due to the long shelf life of our product when shipped, and our tight monitoring of inventory levels in the distribution channel, and the monitoring of the sell through data of product to end user customers, management believes that the majority of end-users order product only as needed, and accordingly almost all product is expected to be used prior to expiry and only a small amount is likely to be returned. We constantly monitor the competing landscape of similar oncology products to see if any new drug likely to impact the sales of Fusilev gets approved. We would appropriately take into account the arrival of a new competing product and modify our review process of recognizing returns and obsolescence, if applicable.
For both products, our management has significant experience in launching and marketing oncology products. In addition, apart from the cash received and receipts against receivables for the products sold to our customers, we have visibility into the inventory with the distribution channels and also to sell through data from third party providers through to the time we file our periodic reports with the SEC. We monitor shipments to our customers to ensure that they retain reasonable levels of product to support end-user demand and estimate inventory in the distribution channel. Also, our customers ordering patterns were in line with expected ordering patterns of the end-users customers, our product sold to the GPOs and distributors have been largely consistent with the demand for the product by the end users. Finally, to date returns have been negligible.
In addition, at each balance sheet date, in estimating the reserve for returns, we also consider the criteria under Paragraph 8 of SFAS No. 48 and the Commission’s Staff Accounting Bulletin Topic 13 (A) (4) (b).
Our analysis of these factors is described within the paragraphs for Zevalin and Fusilev above.
As per your request, below are examples of the journal entries that we pass to record the various transactions related to returns:

1.	To record an allowance for returns;

Debit Sales Returns (Income Statement as part of Net Sales) Credit Allowance for Returns (Balance Sheet as part of net Accounts Receivables)

2.	To record an actual return (credit):

Credit Customer (Balance Sheet as part of Gross Accounts Receivable) Debit Allowance for Returns (Balance Sheet as part of net Accounts Receivables)
As per our policy, we do not refund cash to customers who return product; hence we have provided the journal entry as described above for credits to customers. Also, our policy does not allow for replacement of product, rather a credit for product, hence, under normal circumstances, we would not need to record such a journal entry for replacement product.
Comment 2: Revise your disclosures in MD&A related to estimates of items that reduce gross revenue such as reserves for returns and allowances including promotional adjustments, price adjustments and others as appropriate as follows:
•	disclose the nature and amount of each accrual at the balance sheet date

•	disclose the factors that you consider in estimating each accrual

•	disclose the major terms of material arrangements/agreements

•	disclose a roll forward of the liability for each estimate for each period presented showing the following:
•	Beginning balance;

•	Current provision related to sales made in the current period;

•	Current provision related to sales made in the prior periods;

•	Actual returns or credits in current period related to sales made in the current period;

•	Actual returns or credits in current period related to sales made in the prior periods;

•	Ending balance
Response 2: In consideration of the Staff’s comment, we will expand our disclosures in the MD&A, to include a description of estimates of items that reduce gross revenue such as reserves for product returns and allowances including promotional adjustments, price adjustments and others as appropriate in future quarterly and annual filings on Forms 10-Q and 10-K (beginning with the quarter ending September 30, 2009). The requested additional disclosure will read as follows:
Nature of each accrual that reduces gross revenue to net revenue
Provisions for product returns, sales discounts and rebates and estimates for chargebacks are established as a reduction of product sales revenue at the time revenues are recognized. Such estimated amounts are deducted from our gross sales to determine our net revenues and gross receivables to net receivables. Changes in our estimates, if any, would be recorded in the income statement in the period the change is determined. If we materially over or under estimate the amount, there could be a material impact on our financial statements.

For the nine-month periods ended September 31, 2009 and 2008, the following is a roll forward of the provisions for return, discounts and rebates and chargebacks allowances and estimated doubtful account allowances.
($ in Thousands)

	Balances at the			Balances at the
Schedule of Allowances for	beginning of	Charged to	Deductions	end of
Receivables	period	Expense	Allowed	period

Period ending September 30, 2009
Allowances for discounts and chargebacks
Allowances for returns
Allowances for doubtful accounts

Period ending September 30, 2008
Allowances for discounts and chargebacks
Allowances for returns
Allowances for doubtful accounts
Discounts and rebates
Discounts (generally prompt payment discounts) are accrued at the end of every reporting period based on the gross sales made to the customers during the period and based on their terms of trade for a product. We generally review the terms of the contracts, specifically price and discount structures, payment terms, etc. in the contracts between the customer and us to estimate the discount accrual.
Customer rebates are estimated at every period end, based on direct purchases, depending on whether any rebates have been offered, The rebates are recognized when products are purchased and a periodic credit is given. Medicaid rebates are based on the data we receive from the public sector benefit providers, which is based on the final dispensing of our product by a pharmacy to a benefit plan participant.
Chargebacks
Chargebacks represent a provision against gross accounts receivable and related reduction to gross revenue. A chargeback is the difference between the price the wholesale customer (in our case, the GPOs) pays (wholesale acquisition cost or “WAC’) and the price (contracted price) that the GPO’s end-customer pays for a product (contracted customer). We accrue for chargebacks in the relevant period on the presumption that all units of product sold to the GPOs will get charged back. We estimate chargebacks at the time of sale of our products to the GPOs based on:

(1)	volume of all products sold to GPOs and the applicable chargeback rates for the relevant period;

(2)	applicable WAC and the contract prices agreed with the GPOs; and

(3)	the information of inventories remaining on hand at the GPOs at the end of the period, actual chargeback reports received from our primary GPO customers as well as the chargebacks not yet billed (product shipped less the chargebacks already billed back) in the calculation and validation of our chargeback estimates and reserves.
Product returns allowances
Customers are typically permitted to return products within 30 days after shipment, if incorrectly shipped or not ordered, and within a window of time 6 months before and 12 months after the expiration of product dating, subject to certain restocking fees and preauthorization requirements, as applicable. Currently, our returns policy does not allow for replacement of product and hence, the requirements of footnote 3 of SFAS 48 do not apply. The returned product is destroyed if it is damaged, quality is compromised or past its expiration date. Based on our returns policy, we refund the sales price to the customer as a credit and record the credit against receivables. In general returned product is not resold. As of each balance sheet date, we estimate potential returns, based on several factors, including: inventory held by distributors, sell through data of distributor sales to end users, customer and end-user ordering and re-ordering patterns, aging of accounts receivables, rates of returns for directly substitutable products and pharmaceutical products for the treatment of therapeutic areas similar to indications served by our products, shelf life of our products and based on the extensive experience of our management with selling the similar oncology products. We record an allowance for future returns by debiting Revenue, thereby reducing gross revenues and crediting a reserve for returns to reduce gross receivables.
Doubtful Accounts
An allowance for doubtful accounts is estimated based on the customer payment history and a review of the aging of the accounts receivables as of the balance sheet date. We accrue for such doubtful accounts by recording an expense and creating an allowance for such accounts. If we are privy to information on the solvency of a customer or observe a payment history change, we make an estimate of the accrual for such doubtful receivables or even write the receivable off.
8. Zevalin related intangible assets, page F-21
Comment 3: Disclose your policy for testing impairment. Refer to SFAS 144.
Response 3: While no events or changes in circumstances have occurred that indicate that an intangible asset’s carrying amount may not be recoverable, we plan to conduct an impairment study during the 4th quarter of 2009, and annually thereafter. Commencing with the 10-K for the fiscal year ending December 31, 2009, we will include the following as a Significant Accounting Policy:
Accounting Policy for Impairment of Intangible Assets
The Company evaluates the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to:

(1)	a significant decrease in the market value of an asset,

(2)	a significant adverse change in the extent or manner in which an asset is used, or

(3)	an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset.
The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value.
Comment 4: Amortization of acquired developed products should be included in cost of sales. If not included in cost of sales, this fact should be disclosed parenthetically on the face of the statement of operations.
Response 4: Commencing with the filing of the 10-Q for the quarter ending September 31, 2009, we will disclose parenthetically on the face of the statement of operations, that the amortization of acquired developed products is not included in the cost of sales.
We will use the appropriate Financial Accounting Standard Board’s codification rules in the final disclosure.

In providing our responses to the Staff’s comments, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 743-9220, or William N. Pedranti, the Company’s General Counsel, at (949) 743-9206.

Very truly yours,
SPECTRUM PHARMACEUTICALS, INC.

/s/ Shyam Kumaria

Shyam Kumaria
Vice President, Finance

cc:	William Pedranti, Esq., Vice President and General Counsel